                                                                     Exhibit 2.1

                        FORM OF SHAREHOLDER'S UNDERTAKING

This AGREEMENT dated as of ___ October 1998 (as amended or modified from time to time in accordance with the terms hereof, this "Agreement") is by and between ________________ ("Seller"), and Global TeleSystems Group, Inc., a Delaware, USA, corporation, or such affiliate thereof which may be designated thereby (Global TeleSystems Group, Inc. or such designated affiliate thereof hereinafter referred to as "Offeror").

WHEREAS

Seller is a shareholder of NetSource Europe ASA ("NetSource Europe"), a Norwegian corporation;

Offeror intends to make an offer to NetSource Europe's shareholders to acquire from them the capital stock of NetSource Europe and therefore wishes to purchase from Seller the NetSource Europe Shares (as defined herein) pursuant to and in accordance with the terms and conditions set forth herein;

on 16 September 1998, certain shareholders of Netsource Europe and Offeror entered into Shareholder's Undertakings ("the Original Shareholder's Undertakings") under the terms of which Offeror, subject to, i.a., approval by Offeror's board of directors not later than 18 September 1998, agreed to make an offer to acquire the whole of the share capital of NetSource Europe by 28 September 1998; and

Offeror's board of directors did not approve to make an offer but continues to be interested in exploring the possibility of making an offer.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements hereinafter set forth, the parties hereto hereby agree as follows:


                             ARTICLE 1: DEFINITIONS

1.1      Definitions.

         In addition to the terms defined in the first paragraph and WHEREAS clauses of this Agreement, whenever used herein, the following terms shall have the meanings set forth below unless otherwise expressly provided or unless the context clearly requires otherwise.

         "Offer Document" means the formal offer document containing the terms and conditions of the Offer compliant with applicable Norwegian securities law;

         "NetSource Europe Shares" shall mean the ordinary shares in NetSource Europe owned by Seller set forth in Schedule 1 hereto and shall include any shares in NetSource Europe attributable to or deriving from such shares and shall include any other ordinary shares in NetSource Europe which Seller acquires and beneficially owns after signing this Agreement; and

         "Termination Fee" shall mean a proportion of USD 10,000,000 equal to the proportion of the total share capital of NetSource Europe, fully diluted, represented by the NetSource Europe Shares together with the other shares in NetSource Europe in respect of which agreements on the terms set forth herein have been entered into prior to 16 October 1998.


                ARTICLE 2: OFFEROR'S OBLIGATION TO MAKE THE OFFER

         (i) Offeror shall not later than 16 October 1998 make an offer to acquire the whole of the share capital of NetSource Europe in issue at the date on which the Offer is made (including any securities in NetSource Europe attributable to or derived from such share capital, but excluding any such share capital owned on such date by the Offeror or any subsidiary of the Offeror) on the terms set forth in the term sheet attached as Schedule 2 hereto (the "Term Sheet") (such offer hereinafter referred to as the "Offer"), provided that :

                  (a) shareholders of NetSource Europe, including Seller under the terms of this Agreement, which own an aggregate number of shares in NetSource Europe which represents not less than 34 per cent of the fully diluted share capital of NetSource Europe shall not later than 07 October 1998 have entered into an agreement with Offeror on the same terms as this Agreement;

                  (b) NetSource Europe's board of directors shall not later than 08 October 1998 have passed a resolution recommending to NetSource Europe's shareholders to accept the Offer, provided that said recommendation may be subject to the outcome of NetSource Europe's due diligence on Offeror set out in clause 5 of the Term Sheet;

                  (c) Offeror's board of directors, or an authorised committee thereof, shall not later than 07 October 1998 have approved to make the Offer;

                  (d) Offeror's due diligence review of NetSource Europe as set out in the Term Sheet shall not have revealed any issue which entitles it, in accordance with the provisions of the Term Sheet, to withdraw from the transaction being the subject matter thereof; and

                  (e) any condition to the recommendation by NetSource Europe's board of directors to NetSource Europe's shareholders to accept the Offer, as contemplated by paragraph (b) above, shall not later than 14 October 1998 have been waived and Offeror shall not later than 14 October 1998 have been informed in writing by NetSource Europe's board of directors that its recommendation is unconditional.

         (ii) The Offer shall be deemed to have been made upon dispatch of the Offer Document to registered shareholders of NetSource Europe, provided that the Offeror shall have the right not to dispatch the Offer Document to shareholders' to whom dispatch of the Offer Document would be either unlawful or would be unreasonably time-or cost-consuming but in that event provided that the Offeror contemporaneously offers to purchase such shareholders' shares in NetSource Europe on the same terms as the Offer, except as to the consideration, which for those shares shall be a cash price per NetSource Europe share equal to the aggregate of (i) the cash portion per NetSource Europe share of the initial Offer consideration and (ii) the value per NetSource Europe share of the initial share consideration consisting of Offeror shares, determined on the basis of the NASDAQ volume weighted average trading price for Offeror common stock on the settlement day for the Offer.


               ARTICLE 3: SELLER'S OBLIGATION TO ACCEPT THE OFFER

         Seller shall accept or procure acceptance of the Offer in respect of all NetSource Europe Shares by not later than 3.00 p.m. on the third day after the dispatch of the Offer Document, provided, however, that

         (i) Offeror's board of directors, or an authorised committee thereof, shall not later than 07 October 1998 have approved to make the Offer;

         (ii) the Offer shall have been made by dispatch of the Offer Document not later than 16 October 1998; and

         (iii) NetSource Europe's board of directors shall prior to or on 14 October 1998 have passed no resolution not to recommend the Offer based on the outcome of NetSource Europe's due diligence on Offeror set out in Clause 5 of the Term Sheet;

and Seller's obligation to accept the Offer shall not be affected by Offeror's waiver, whether prior to or after the making of the Offer, of any of the conditions set forth in Clause 6 of the Term Sheet.


               ARTICLE 4: REPRESENTATIONS AND WARRANTIES OF SELLER

         Seller represents and warrants to Offeror as follows as of the date of this Agreement:

         (i) Seller is the beneficial and registered owner of the NetSource Europe Shares (except any of the NetSource Europe shares acquired after the date hereof) and the NetSource Europe Shares (except any of the NetSource Europe shares acquired after the date hereof) are free from all liens, charges, equities or encumbrances; and

         (ii) there are no other shares in the NetSource Europe registered in Seller's name or beneficially owned, or managed and controlled, by Seller or in which Seller has an interest and Seller has no rights, warrants or options to acquire or subscribe for ordinary shares in the NetSource Europe, except that Seller controls the shares in NetSource Europe (if any) set forth in Schedule 3, which are owned by the legal entities (if any) set forth in Schedule 3.

                     ARTICLE 5: OTHER UNDERTAKINGS OF SELLER

         Seller undertakes to Offeror as follows:

         (i) Seller shall procure that the respective legal entities controlled by Seller (if any) set forth in Schedule 3 shall agree to be bound by the terms set forth in this Agreement, in respect of the shares (if any) in NetSource Europe set forth in Schedule 3;

         (ii) save as set forth in this Agreement, Seller shall not sell or otherwise dispose of or permit the sale or other disposition of all or any of the NetSource Europe Shares or any interest in any of the NetSource Europe Shares prior to and on the earlier of the following: (1) 07 October 1998 if the condition set forth in Article 2 paragraph (i) (c) has not then been satisfied,
(2) 16 October 1998 if the Offer has not then been made, (3) close of the Offer,
(4) lapse of the Offer and (5) withdrawal of the Offer;

         (iii) Seller shall procure that no other agreement or arrangement (including any undertaking) shall be entered into (other than with the Offeror) which could result in the disposal of, or the creation or existence of any encumbrance on, all or any of the NetSource Europe Shares or any interest therein or which might in any way restrict the disposal of the NetSource Europe Shares or any of them and no other offer shall be accepted in respect of the NetSource Europe Shares or any of them, in all cases prior to and on the earlier of the following: (1) 07 October 1998 if the condition set forth in Article 2 paragraph (i) (c) has not then been satisfied, (2) 16 October 1998 if the Offer has not then been made, (3) close of the Offer, (4) lapse of the Offer and (5) withdrawal of the Offer;

         (iv) Seller shall after the date hereof and up to and including the earlier of the following: (1) 07 October 1998 if the condition set forth in
Article 2 paragraph (i) (c) has not then been satisfied, (2) 16 October 1998 if the Offer has not then been made, (3) close of the Offer, (4) lapse of the Offer, (5) withdrawal of the Offer, refrain from knowingly taking any action or making any statement which is or may be prejudicial to the success of the Offer, including, without limitation:

               (1) soliciting any other offer by any third party for any part of the issued share capital of NetSource Europe;

               (2) entering into discussions or negotiations with, or providing any information to, or facilitating in any way any offer for any of the share capital of NetSource Europe by, any such third party; or

               (3) communicating with any person in relation to or discussing with any person the terms of the Offer or any matter relating thereto without the prior written consent of the Offeror provided that this shall not apply to any communications or discussions with other NetSource Europe shareholders and Seller's or NetSource Europe's professional advisers;

               (4) exercising any consent or approval rights in respect of the acquisition by Offeror of shares in NetSource Europe, contractual or other, it being fully understood that all such rights are hereby being waived with effect from the closing of the Offer;

         (v) subject to the Offer having become unconditional in all respects, Seller shall against contemporaneous settlement deliver beneficial ownership and registered title to the NetSource Europe Shares to the Offeror free from all liens, charges, equities and encumbrances whatsoever and with all rights to dividends and other distributions hereafter declared, made or paid; and

         (vi) Seller shall not exercise and shall procure that the voting rights attached to the NetSource Europe Shares are not exercised, except as approved in writing by the Offeror on any NetSource Europe resolution to (1) amend the NetSource Europe's share capital, (2) issue or approve the issuance of any rights to shares in NetSource Europe in whatever form they may be proposed
(3) liquidate NetSource Europe prior to and on the earlier of the following: (1) 07 October 1998 if the condition set forth in Article 2 paragraph (i) (c) has not then been satisfied, (2) 16 October 1998 if the Offer has not then been made, (3) close of the Offer, (4) lapse of the Offer and (5) withdrawal of the Offer.


                           ARTICLE 6: TERMINATION FEES

         (i) In the event that Offeror fails to make an Offer, even if the conditions set forth in Article 2 are satisfied, Offeror shall pay to NetSource Europe the Termination Fee. However, if the Offer is made, but after 16 October 1998, such delay shall only be deemed a failure to make the Offer if (1) the Offer has not been made within 7 days after the time at which shareholders of NetSource Europe, including Seller under the terms of this Agreement, which own an aggregate number of shares in NetSource Europe which represents not less than 34 per cent of the fully diluted share capital of NetSource Europe, on or after the 16 October 1998 have required in writing to Offeror that the Offer be made and (2) the delay has not been caused by circumstances beyond the reasonable control of Offeror which Offeror should reasonably have anticipated or should reasonably have mitigated. Acceptance of the Offer, regardless of when it was made, shall be deemed a waiver of the right to require payment of the Termination Fee provided that the Offeror completes purchase of the NetSource Europe Shares.

         (ii)  In the event that Seller defaults on its obligations set forth in
Article 3, and notwithstanding Offeror's other remedies as a result thereof, Seller shall pay to Offeror a proportion of the Termination Fee equal to the NetSource Europe Shares' proportion of the NetSource Europe share capital in respect of which agreements on the terms set forth herein have been entered into prior to the day the Offer the offer is made (e.g. if the NetSource Europe Shares amount to 1% of NetSource Europe share capital and agreements have been entered into in respect of 50% of NetSource Europe share capital, the proportion shall be 1/50).

                                ARTICLE 7: OTHER

         (i) This Agreement replaces any of the Original Shareholder's Undertakings entered into between the parties hereto. No party hereto shall after the execution hereof have any right or obligation under any of the Original Shareholder's Undertakings.

         (ii) Each party agrees to treat any information received about the other party's business as well as the nature and existence of the contemplated Offer and any negotiations confidential, except to the extent from time to time in the public domain or the extent disclosure is from time to time required by applicable laws and provided that the other party receives prior written notice of a contemplated disclosure containing the same information which will be disclosed. Any public announcement shall be subject to approval in writing by NetSource Europe and Offeror, with such approval not being unreasonably withheld.

         (iii) This agreement shall be governed by and construed in accordance with the laws of Norway. Any dispute that is not resolved by negotiation shall be finally settled by arbitration in Oslo in accordance with the rules of Chapter 32 of the Norwegian Civil Procedure Act.

IN WITNESS WHEREOF, this Agreement has been duly executed on behalf of the parties hereto by fax counterparts and in two originals.


____ October  1998


Seller:                                                    Offeror:


---------------                                            --------------
By: Name:                                                  By: Name:
    Title:                                                     Title:



List of Schedules

Schedule 1    The NetSource Europe Shares
Schedule 2    The Term Sheet
Schedule 3 Shares in NetSource Europe controlled by Seller and name of their owners

SCHEDULE 1 - NETSOURCE EUROPE SHARES OWNED BY SELLER


Number of NetSource Europe shares           VPS account no
---------------------------------           --------------

SCHEDULE 2 - THE TERM SHEET

                                Outline of Terms
         PROPOSED ACQUISITION OF A 100% INTEREST IN NETSOURCE EUROPE ASA

1. Transaction          Purchase of the share capital of NETSOURCE EUROPE ASA
                        ("NETSOURCE EUROPE").

2. Offeror              The offering company will be Global TeleSystems Group,
                        Inc. ("GTS") or a wholly-owned direct or indirect subsidiary of GTS.

3. Consideration        The purchase price will consist of GTS common stock and
                        cash paid as follows:

                        o An initial payment of 4,750,000 shares plus $15 million in cash on a fully diluted basis (i.e., to be reduced proportionally for any rights to have issued shares in NETSOURCE EUROPE outstanding at the date the offer is made). The initial payment shall be payable at settlement, which shall take place within one week after satisfaction of the conditions set forth in clause 6 and in any event, subject to the provisions of this term sheet, not later than 30 November 1998. GTS shall have the right to replace payment of not less than 15% but up to 35% of the 4,750,000 shares with payment in cash, same day value, based on the volume weighted average trading price of GTS' shares on the settlement date, provided GTS' board determines the percentage to be paid in cash not later than 07 October 1998.

                        o An additional payment of GTS stock valued at up to $35 million on a fully diluted basis shall be paid based on the achievement of certain planned budget targets for the twelve month period ended 31 December 1999. Of this amount 31/35 shall be paid to NETSOURCE EUROPE shareholders and 4/35 to the NETSOURCE EUROPE key personnel agreed upon pursuant to clause 4., The final list of key personnel and the criteria for distribution among key personnel shall have been agreed between NETSOURCE EUROPE's board of directors and GTS not later than 16 October 1998. GTS shall have the right to pay all or part of the additional payment of $35 million in cash. The additional payment shall be paid as follows: $2 million paid provided NETSOURCE EUROPE achieves the planned budget targets for Q1 1999 results, $5 million paid provided NETSOURCE EUROPE achieves the planned budget targets for cumulative results through the end of Q2 1999, $8 million paid provided NETSOURCE EUROPE achieves the planned budget targets for cumulative results through the end of Q3 1999 and $20 million paid provided NETSOURCE EUROPE achieves the planned budget targets for the entire 1999 calendar year. Payments, if any, shall be made within 30 days from final determination of NETSOURCE EUROPE's accounts for the quarter in question and the final determination of NETSOURCE EUROPE's annual 1999 accounts, as appropriate.

                             For any given quarter, the planned budget targets for results shall be deemed achieved if all of the following criteria are satisfied (for the negative figures the criterion shall be satisfied if a smaller negative number or a positive number is achieved):

                             --------------------------------------------------------
                             Quarter    CUMULATIVE        CUMULATIVE     CUMULATIVE
                             of 1999    CONSOLIDATED     CONSOLIDATED   CONSOLIDATED
                                        NET REVENUE      GROSS MARGIN      EBITDA
                             --------------------------------------------------------
                                        million $             %           million $
                             --------------------------------------------------------
                               Q1         37.0             25.8           - 2.12
                             --------------------------------------------------------
                               Q2         85.1             26.8           - 1.93
                             --------------------------------------------------------
                               Q3        132.3             27.4           - 2.14
                             --------------------------------------------------------
                               Q4        199.0             28.0           - 0.56
                             --------------------------------------------------------


                             If any quarterly additional payment is not earned for a given period, it shall not be paid regardless of future results. In the event that NETSOURCE EUROPE achieves not less than 80% of each of the 1999 annual planned budget targets by the end of Q4 1999, an additional payment, equal to 20% of the $ 20 million Q4 additional payment that would have been payable if the planned budgets targets for the entire 1999 calendar year had been achieved, shall be payable.

                             The criteria set forth above shall be adjusted for any acquisitions, divestitures, green-field start-ups, and any other fundamental changes to the business. The criteria set forth above are based on Norwegian generally accepted accounting principles, but shall be converted to figures based on United States generally accepted accounting principles, which figures shall have been agreed between NETSOURCE EUROPE's board of directors and GTS not later than 16 October 1998.

                             The number of shares payable as the additional payment, and/or the cash payment in lieu thereof, shall be based on the average of the volume-weighted average trading price of GTS stock for the ten trading days prior to the end of each quarter based on the figures for the NETSOURCE EUROPE business used by GTS in preparing the 10Q for that quarter filed by GTS with the SEC, subject to a cumulative maximum of 1.4 million shares.

                        o All payments offered shall be on a per share basis. The share exchange ratio shall be adjusted to reflect any distributions from and/or share capital changes in GTS after 7 October 1998. To the extent the share exchange will otherwise result in a NETSOURCE EUROPE shareholder receiving a fraction of a GTS share, the number of shares shall be rounded to the nearest share.

                        o All GTS common stock received by NETSOURCE EUROPE shareholders will be unregistered. GTS will file to register all the shares for the initial payment and all the shares for the additional payment as soon as reasonably practicable. Filing costs shall be born by GTS.

4. Key Personnel        GTS intends to offer incentive compensation, including
                        (at the discretion of the GTS Board) GTS stock options, to key personnel of the business going forward. GTS expects that such key personnel which NETSOURCE EUROPE's board of directors and GTS shall have agreed not later than 16 October 1998 would sign two-year employment agreements or agree to continue their existing services arrangement with NETSOURCE EUROPE for a two-year period on terms to be agreed, such employment and services agreements to contain appropriate non-compete covenants.

5. Timing               GTS shall promptly commence a financial, legal and
                        operational due diligence review of NETSOURCE EUROPE.
                        The offer shall not be binding on GTS if GTS in the course of its due diligence review identifies new issues negatively material to the valuation of NETSOURCE
                        EUROPE, provided, however, that if requested by NETSOURCE EUROPE's board of directors, GTS and NETSOURCE
                        EUROPE shall jointly commission two of the following investment bankers to promptly deliver an opinion on whether the issues identified were material to valuation of NETSOURCE EUROPE and only if their opinion is that this was the case shall the offer not be binding on GTS:
                        Morgan Stanley, Lazard Brothers (London), ING Barings and Goldman Sachs. Each of GTS and NETSOURCE EUROPE shall select one of the investment bankers to be commissioned. In the event that the two appointed investment bankers do not reach agreement with respect to the materiality of the issue(s) in question, they shall agree on the appointment of a firm of internationally reputed investment bankers independent of both GTS and NETSOURCE EUROPE to deliver its own opinion which shall then determine whether GTS is bound by the offer or not.

                        For the purpose of advising its shareholders whether or not to accept GTS' offer, NETSOURCE EUROPE shall promptly dispatch financial analyst(s) to McLean, Virginia, where GTS shall give a full presentation of its business and financial condition, to the extent customary to financial analysts. GTS shall also provide to NETSOURCE EUROPE copies of all covenants contained in its material financing agreements

                        (debentures, bonds, loan agreements, financial leases, etc). For the purposes of the preceding sentence, "material financing agreements" shall mean any agreements involving liabilities in excess of USD 40 million. GTS shall provide to NETSOURCE EUROPE a presentation of material pending litigation and disputes to which it is a party.

                        The offer shall be made not later than 16 October 1998. GTS shall have the right to not make the above offer to shareholders to whom making thereof would be either unlawful or would be unreasonably time- or cost-consuming, provided that GTS contemporaneously offers to purchase such shareholders' shares in NETSOURCE EUROPE on the same terms as the offer, except as to the consideration, which for those shares shall be a cash price per NETSOURCE EUROPE share equal to the aggregate of (i) the cash portion per NETSOURCE EUROPE share of the initial offer consideration and (ii) the value per NETSOURCE EUROPE share of the initial offer consideration consisting of GTS shares, determined on the basis of the NASDAQ volume weighted average trading price for GTS common stock on the day of settlement.

6. Conditions           The offer shall be subject to

                              (i)    67% acceptance rate (fully diluted);

                              (ii) successful completion of due diligence, cfr. clause 5 above;

                              (iii) the restructuring of NETSOURCE EUROPE's debt other than its loan from Kistefos AS contemporaneously with payment of the initial consideration to comply with GTS' high-yield loan covenants but no later than 30 November 1998 or 7 days after the settlement date, whichever is earlier, provided that such debt to be restructured shall be clearly identified in the offer;

                              (iv) the negotiation of acceptable employment and services agreements concerning key NETSOURCE EUROPE personnel;

                              (v) satisfactory lock-up agreements in respect of GTS shares paid as consideration to such key personnel which NETSOURCE EUROPE's board of directors and GTS shall have agreed not later than 16 October 1998;

                              (vi) the compliance in all material respects by shareholders who have undertaken to accept the offer prior to it being made with the terms of their undertakings;

                              (vii) the waiver of any and all rights to require a repurchase of part of or all of the share capital of International Telecommunications Ltd, an Irish corporation, from NETSOURCE EUROPE; and

                              (viii) any regulatory approvals which are material
                                     to the completion of the purchases pursuant to the offer or to the continued business thereafter of NETSOURCE EUROPE and its subsidiaries shall have been obtained by 30 November 1998, provided that such approvals shall be clearly identified in the offer.

7. Governing law        The offer shall be construed in accordance with and
                        governed by the laws of Norway and Oslo shall be venue for determination of any disputes arising out of or in connection with the offer.

SCHEDULE 3 - NETSOURCE EUROPE SHARES CONTROLLED BY SELLER




Number of NetSource Europe shares           VPS account no      Name of owner
---------------------------------           --------------      -------------

